Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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The following is a transcript of a conference call hosted by Delta Air Lines, Inc. on April 23, 2008, the replay of which is available at www.delta.com/about_delta/investor_relations/webcasts/.

Corporate Participants:

Jill Greer; Delta Air Lines, Inc; Director IR
Richard Anderson; Delta Air Lines, Inc; CEO
Ed Bastian; Delta Air Lines, Inc; President and CFO
Glen Hauenstein; Delta Air Lines, Inc; EVP of Network and Revenue Management

Conference Call Participants:

Bill Greene; Morgan Stanley; Analyst
Mike Linenberg; Merrill Lynch; Analyst
Jamie Baker; JPMorgan; Analyst
Frank Boroch; Bear Stearns; Analyst
Gary Chase; Lehman Brothers; Analyst
Jim Higgins; Solebury Research/Soleil Securities; Analyst
Chris Cuomo; Goldman Sachs; Analyst
Ray Neidl; Calyon Securities; Analyst
Dan McKenzie; Credit Suisse; Analyst
Bill Mastoris; Broadpoint Capital, Inc.; Analyst

PRESENTATION

Operator: Good morning, ladies and gentlemen. And welcome the Delta Air Lines' March 2008 quarter financial results conference call. I'll be your coordinator. At this time, all participants are in a listen-only mode until we conduct the question-and-answer session, following the presentation. (OPERATOR INSTRUCTIONS) I would now like to turn the call over to Jill Greer, the Director of Investor Relations for Delta Air Lines. Please proceed.

Jill Greer: Thanks and good morning everyone. Thanks for joining us to discuss Delta's first quarter financial results. Speaking on today's call are Richard Anderson, our Chief Executive Officer; and Ed Bastian, President and Chief Financial Officer. Also joining us for Q&A is Glen Hauenstein, Executive Vice President of Network and Revenue Management; Mike Campbell, Executive Vice President of HR and Labor Relations; and Hank Halter, Senior Vice President and Controller.

Before we begin, please note this call is being Webcast live and is also being recorded. If you decide to ask a question, it will be included both our live transmission as well as any future use of this recording. Any recording or other use of -- or transmission of the text or audio for today's call is not allowed without the express written permission of Delta. Today's discussion contains forward-looking statements that represent our beliefs or expectations about future events. All forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from the forward-looking statements. Some of the factors that may cause such differences are described in Delta's SEC filings.

We'll also discuss certain non-GAAP financial measures and you can find the reconciliation of those non-GAAP measures our Investor Relations Website at delta.com. Before we begin, I would like to ask that when we get to the Q&A portion of the call, we limit each participant to one question plus a follow-up. And with that, it's now my pleasure to turn the call over to Richard.

Richard Anderson: Thank you, Jill and good morning everyone. We appreciate your joining us today. This morning, we announced Delta's financial results for the March 2008 quarter. Excluding special items, Delta's pretax loss for the first quarter was $274 million, compared to a loss of $6 million last year, driven by a nearly $600 million increase in fuel prices. On a GAAP basis, we recorded a $6.4 billion pretax non-cash write-down for the period including a $6.1 million -- which applied to our write-down in goodwill. Ed will provide more details on that in a moment. But in had short, this charge relates to the decline in Delta's market cap driven by sustained record high fuel prices. Clearly, fuel prices are placing a lot of pressure on the business and the industry as a whole and we'll talk about that a bit throughout the call.

I'd like to first, though, thank our employees and all the people at Delta Air Lines for doing a really good job in this quarter. We had -- were in the top tier in on-time performance. We've really moved the needle on our baggage performance, and have been all-around providing really good service to our customers. So, I'd like to express our appreciation to all the employees at Delta for a job well done.

So let me go to the basic issues that we face with respect to fuel and the environment. We believe our core strategy remains sound and that continued diversification internationally, continuing to push productivity into the business, and acting quickly and decisively to deal with the realities of the current environment; will keep Delta in a strong position. And so let's think about the specifics.

In mid-March, Delta was the first airline to announce a detailed plan to mitigate the recent rise in fuel prices. A plan that allows us to stay ahead of the curve on the slowing domestic economy by being the most aggressive in terms of managing capacity. We took a leadership position in aggressively taking out domestic capacity, including a full 10% pulldown in domestic capacity in the second half of this year. And that was after a pulldown last October of about 5% versus what we had budgeted going into 2008. And we will continue to be aggressive about pulling capacity in response to fuel prices.

And while these actions represent important steps in combating fuel prices, our announcement last week to merge with Northwest is an important part of the long-term plan. By combining these two airlines, we will be able to create a Company with unique strengths that are difficult to replicate in the marketplace. When you think about Delta and Northwest, both have similar balance sheet positions, both have strong cash positions, both have been completely optimized through the bankruptcy process less than a year ago. The route networks are end-to-end and both are really coming from a position of strength.

We will be able to optimize Northwest's Tokyo hub with strong passenger feed from Delta's network. The combination will provide complementary fleets to ensure the right aircraft flies on specific routes. We will join end-to-end domestic networks that allow for better connectivity for the communities we serve and to provide more global destinations. I think overall, we create something like 5,000 new city pairs from the combination. We will profit from the largest immunized joint venture relationship in the industry and leverage the strength that the industry leading cost structure and balance sheet bring. All this means that Delta will have a more durable business model position for further profitable international growth, which in turn provides a more stable financial foundation for you, our investors, and creates value for all of our shareholders, customers and employees.

Dovetailing with all of this earlier this month, we received preliminary approval for four-way antitrust immunity for the Delta, Air France, KLM and Northwest joint venture for trans-Atlantic travel. This antitrust immunity starts driving benefits in 2009 because we'll be able to more closely manage capacity, scheduling and pricing. The four carriers will have approximately 27% of trans-Atlantic capacity, leading the industry and providing service from four of the world's leading gateways, New York, Atlanta, Amsterdam and Paris, something no other global combination can replicate.

Supporting this growth will be prudent investments in new international aircraft including the 777-LR aircraft and the 787's that Northwest has on firm order. We are the launch customer for the 777-LR. Northwest is the launch customer for the 787 in the U.S. These aircraft will allow us to connect virtually any two cities around the globe nonstop, saving our customers time, while providing them with outstanding service.

If we go back and really summarize what the strategy is in this fuel environment and in this economic environment, we will be aggressive with respect to managing capacity, domestically and internationally but particularly in the domestic market. We've evidenced that with the steps that we took last October and this past March and we will continue that vigilance. Second, we came out very quickly in response to fuel with a very aggressive cost management plan that was really based on a lot of innovative productivity enhancements across our businesses. And we will continue to be very aggressive in being certain that we're pushing productivity in the industry.

Third, we're pushing fare increases and fee increases. You'll see in our results, we had 12% top line growth in this quarter. Fourth, we will maintain high levels of liquidity between our cash and our revolver. Our liquidity will -- is over $3.6 billion and will be building through the quarter. And fifth, we're merging with Northwest Airlines. So when you take those sort of five principles, I really do think Delta's at the front of the pack in terms of this industry. When you think about the industry and the difficulties it faces, remember it's an essential industry, a very essential industry. And so the airline that acts decisively, acts with speed and determination, will be the airline that in the end wins.

And if you look, just add one more point about where we are with Northwest and the synergy analysis. I will tell you that we established a very conservative base case when we made -- when we put together the synergy analysis for the combination between the two carriers. And now that we've announced the merger, that first analysis was really a top down analysis and now we're going to focus on a bottoms up analysis over the next month or so, with the two teams working together. And we believe that those conservative estimates, as we're able to prepare more detailed transition plans and integration plans, will reveal significantly more opportunities to both reduce one-time costs and increase synergies.

So, in conclusion, we're excited about the Northwest transaction. We think it's a real game changer. Our competitors have said it's a real game changer. We think that in the meantime, between now and the time we close, we will continue to be very prudent managers in this fuel and capacity environment.

And I'm confident of our ability to execute on these plans. We have the best employees in the industry. They have a proven track record of pretty much accomplishing anything. And these goals are readily achievable in terms of the sort of five principles that I've laid out on the call. So now I'd like to turn it over to Ed to discuss the financial results for the quarter and then we'll be able to take questions.

Ed Bastian: Thanks, Richard. Good morning everyone. Thank you for joining us today. For the March 2008 quarter, on a GAAP basis, Delta reported a pretax loss of $6.4 billion. These results included two special charges. As Richard mentioned, we recognized a $6.1 billion non-cash charge to writedown the value of goodwill. This charge represents a revaluation of Delta's market cap since emergence last year. And as you remember, our plan was predicated on a then current oil assumption of roughly $70 a barrel crude.

Recently, oil has almost doubled, trading as high as $119 per barrel with refining spreads in the $30 range driving significantly higher fuel expense, not just for Delta but for the industry and obviously lower cash flows. This change in economic conditions, combined with the recent merger announcement, created a triggering event for accounting purposes, requiring us to update the valuation of Delta's stand-alone business plan using current assumptions regarding fuel price and the economic environment. Goodwill under fresh start accounting principles was originally $12 billion, based on the original business plan, with fuel again at a $70 crude oil equivalent. This write-off represents roughly 1/2 that balance, bringing our goodwill balance down to $6 billion and our net equity is now at $4 billion. This writedown is non-cash only and will have no impact on any of our financial covenants.

We also recorded a $16 million severance charge in the quarter related to the reduction programs we announced in March, relative to headcount. Excluding these two charges, our pretax loss for the quarter was $274 million, which was worse than the prior year by $268 million but was in line with our expectations as we entered the year. Fuel prices were 48% higher, which added roughly $585 million in expense versus the prior year. Although importantly, we were able to recover a little over 1/2 that amount through revenue and cost initiatives.

On a base of 396 million diluted shares, this equates to a net loss of $0.69 per share. We are able to grow unit revenues by over 7% and our mainline non-fuel unit costs increased by 4%. Our first quarter results were also impacted by non-cash emergence related items as we lapped the fresh start accounting, this will be the last quarter in which we have those -- that lapping issue. The non-cash emergence related items increased pretax income by a net of $9 million. This includes the benefit of fresh start of $25 million, partially offset by share-based compensation expense of $16 million. These emergence related changes increased consolidated passenger RASM by $0.0014 and increased main line non-fuel CASM by $0.0013. In recognizing a loss for the first quarter you’ll also note that we recorded no related tax benefit for the period.

I would also like to point out that we have begun providing additional information about Delta's ancillary businesses in our press release this morning, including our industry leading MRO business. Just last week we announced new and extended contracts that will generate over $800 million in additional revenues. This new business will contribute to our planned $450 million MRO top line revenue target for 2008. Speaking of revenues, our March quarter revenue improved 12% or $525 million on a year-over-year basis. Our network restructuring and yield management initiatives continued to drive strong results, driving a 10% increase in passenger revenue.

Delta's consolidated unit revenue improved in the March quarter by over 7%, driven by strong demand and better yields both internationally and domestically. International passenger RASM increased 13% on 11% capacity growth. A 12% increase in yield and strong demand for our improved international product and it also represents the unique markets that Delta serves. Domestic passenger RASM increased 6% on a 2% decline in capacity, and a 5% improvement in yield. Capacity cuts implemented in early July, pricing actions and the continued re-gauging of the domestic network contributed to the improvement.

Delta's consolidated length of haul adjusted passenger RASM was 101% of industry average for the March 2008 quarter, up 2 full points year-over-year and 15 points since 2005. In fact, every region during the quarter was at 100% of industry average or above. This is due to the truly outstanding work of our network, sales, marketing and revenue management teams. In addition, our focus on non-passenger revenue growth is beginning to show dividends, with cargo revenue improving $22 million or 20% in the quarter. Other net revenue increased $133 million, driven by an increase in SkyMiles revenue, higher passenger fees and charges and our MRO revenue growth.

Turning to costs. Main line CASM, excluding special charges, increased 16% for the quarter, reflecting the sharp run up in fuel costs. Ex-fuel, our main line CASM increased 4 points year-over-year to $0.0731. The increase resulted mainly from the impact of fresh start accounting, as well as employee wage and benefit improvements that we announced last year. Fresh start accounting impacted our main line ex-fuel CASM by $0.13. Excluding that impact, our main line ex-fuel CASM would have increased by 2%.

As I mentioned previously, higher fuel prices, which include the prices paid under our contract carrier arrangements, increased operating expenses by $585 million compared to the March 2007 quarter. While we hedged 27% of our fuel consumption, we still paid an all-in fuel price of $2.85 per gallon. This was 48% higher than the March 2007 quarter. Our hedges in the quarter drove $46 million in cash savings.

Strengthening our balance sheet and liquidity position continues to be top priority. For the March 2008 quarter, we generated $250 million in operating cash flow. Net CapEx for the period was approximately $550 million, which includes $500 million in net expenditures for new aircraft, for parts and modifications. These investments improved Delta's international product and positioned the airline for continued international growth.

During the quarter, we issued debt totaling $733 million to refinance a portion of the 2003 1 EETC maturities and also to finance two 777-LR and seven CRJ-900 aircraft that were delivered in the quarter. In addition, we paid $622 million in debt maturities and capital lease obligation in the March 2008 quarter, which includes the outstanding maturity on the EETC I mentioned previously. Our $1 billion revolver remained undrawn at the end of the quarter. Because this facility contains no MAC clause, it provides us with a great deal of flexibility should we never need to access this cash. As a result, we ended the quarter with an unrestricted liquidity position of $3.6 billion. At the end of the March quarter, we are well within the required range for all of our financial covenants.

Turning to expectations for the June quarter and full year. As you know, we announced in mid-March our plan to mitigate the sharp rise in fuel prices with significant capacity reductions. As a result, in the second half of 2008, We expect a full 5% reduction in total system capacity compared to our business plan and a full 10% reduction year-over-year in domestic capacity. We are continuing to monitor fuel prices, the economic outlook and the changing competitive landscape in order to determine whether additional capacity reductions are warranted for the fall and winter seasons.

In all, we plan to reduce our fleet this year by 15 to 20 main line aircraft, which include a mix of MD-80's, 757 domestic and 767-300 and 300ER aircraft. And we also plan to operate roughly 70 fewer 50-seat regional jets by the end of this year. Specifically, in the second quarter we expect system capacity to be flat to up 2% year-over-year with consolidated domestic down 5% to 7% and consolidated international up 15% to 17%. For the full year, we expect system capacity to be flat year-over-year, with consolidated domestic down 6% to 8% and consolidated international up 14% to 16%.

Turning to earnings guidance for the second quarter of 2008. We expect our operating margin to be in a range of 3% to 5%. Our main line non-fuel CASM ex profit sharing to be up 1% to 2%. And our fuel cost per gallon to be approximately $3.10 per gallon all-in, which does include the impact of our fuel hedges. For the full year, we expect at this point operating margin to be in the range of 2% to 4%. Our main line non-fuel unit cost ex profit sharing to be flat on a year-over-year basis. And our fuel cost per gallon to be approximately $3.02 all-in, again, which includes the impact of our fuel hedges.

It is typically a challenge in this industry to get all of the cost out when reducing capacity. Though our commitment to our shareholders is to eliminate the full cost of the capacity reduction from our system. In addition to reducing aircraft, we are also reducing personnel costs to ensure all overhead associated with the reduced level of flying is eliminated. Included in the productivity initiatives is a reduction of 700 administrative jobs. In addition, the capacity reductions require a reduction of 1,300 front line jobs. We'll achieve those 2,000 staffing reductions through a combination of normal attrition and voluntary severance and early retirement programs, which are already well underway and will be complete by the end of June. Because 30,000 employees are eligible for these programs, we don't foresee any difficulty in achieving these reductions voluntarily and we have in fact committed to no involuntary reductions for front line employees.

We're targeting a year end unrestricted liquidity balance of $3.6 billion, which represents a reduction of $200 million for the full year. When considering that we are faced with over a $2 billion hit from the runup in the cost of fuel, to mitigate that liquidity hit to roughly $200 million is a testament to the effective of our restructuring and the quick, decisive action to rationalize domestic capacity and eliminate the associated costs. Regarding fuel hedges, we’ve hedged 49% of our anticipated consumption for the second quarter, utilizing heating oil call options with an average jet fuel equivalent cap of $2.79 per gallon. We've also hedged 44% for the third quarter at an average cap of $2.84 per gallon and 25% for the fourth quarter, at an average cap of $2.92 per gallon.

With respect to CapEx, for the second quarter we expect net CapEx to be approximately $265 million, which includes $200 million for aircraft, parts and mods. We expect net CapEx of $1.3 billion for the full year, which includes roughly $1.1 billion in aircraft, parts and mods. As we announced in mid-March, this is a $200 million reduction from original guidance. The large majority of the CapEx planned for the year relates to aircraft purchases that support our profitable international expansion.

Looking at advanced bookings at a system level. April advanced bookings have been a bit behind last year due mainly to the shift in the Easter holiday. For May and June, we are continuing to intentionally keep advanced bookings slightly behind last year as we focus on more of a yield bias. Demand, domestically, remains solid with rationalization of domestic capacity allowing us to maintain an optimal balance between capacity and demand. This trend is continuing in the summer period, with advanced bookings well in line with our projections.

So in conclusion, there is no doubt that sustained high fuel prices are a serious threat to this industry. Delta is not immune, obviously, to these pressures but Delta is differentiated from its peers and the industry in a number of ways. We've demonstrated our commitment to act quickly to take domestic capacity out of the system and we're continuing to keep a close watch on fuel prices to determine whether follow-on action is required. The benefits of our restructuring and strong liquidity balance has provided us the time necessary to implement longer term strategic actions. We believe the merger with Northwest and the full implementation of the JV with Air France/KLM will provide truly unique opportunities that will create substantial value in the long run for our shareholders. And most importantly, I'm confident in the power of the Delta people to accomplish these aggressive goals. Operator, at this time, we're happy to take questions on the line.

QUESTIONS AND ANSWERS

Operator: (OPERATOR INSTRUCTIONS). And our first question will come from the line of William Greene with Morgan Stanley. Please proceed.

Bill Greene: Yes, hi. Ed, I'm wondering if we could follow-up on your comments about demand there at the end. It seems like demand's okay but then again we could argue we're pricing below cost. So, do you or does Glen sort of have a sense for elasticity? If you priced the product such that you could be profitable, how much capacity would you actually need to take out?

Ed Bastian: I'll make a quick comment, Bill, then I'll turn it over to Glen. Based on the guidance that we've given you for the second quarter, you can extrapolate from that, that we do expect to be modestly profitable for the quarter. So with respect to the advanced booking guidance we gave you for the second quarter, it is -- obviously while fuel has been a substantial hit to our cost and we do need to cover the cost of that fuel in our ticket prices in the long run, we are able to and we expect to turn a slight profit for the quarter. Glen, do you want to talk about the outlook for demand?

Glen Hauenstein: Certainly, Bill. I think Delta can't do it alone. We have to do it in conjunction with the other carriers because certainly the capacity cuts that we can do on our own, while they will help us, will not remedy the industry's woes. So, as we look forward, we're hopeful that the other carriers act responsibly and look at the demand profiles as we move into the fall. And I would say if the industry could achieve a 10% reduction in capacity year-over-year by the fall that we'd be in pretty shape, given today's fuel environment.

Bill Greene: And the revenue trends that you sort of discussed for the second half, is that being driven by passenger or other revenue?

Glen Hauenstein: Certainly, we're very optimistic about the summer for passenger revenue. Because although we've really targeted the reductions for the fall, we've already started by June to pull domestic capacity down versus our plan and versus prior year. So we are embarking on a more yield biased strategy and advanced yields for the June/July period look very robust right now and we're hopeful that will continue.

Bill Greene: And so, that 30% growth in other revenue, is that not sustainable? Was that sort of a one-time?

Glen Hauenstein: I think, Bill, you've seen us add a lot of charges to the passenger fees, whether or not we're charging for food on board the airplane in coach, whether or not we're charging for excess baggage. We're looking at not only the ticket revenue but any avenue that we can to increase our revenues across the whole spectrum.

Richard Anderson: And Bill, this is a few points there. First, to Glen's point, I think Ed noted in his script that I think for the first time on the ATA data in the quarter we were at parity on industry RASM. So we -- the team, Glen and his team have done a phenomenal job, a remarkable job moving our RASM up to parity and in some instances slightly above parity. That's number one. Number two, to the extent capacity comes out, to Ed's point in his remarks, we are going to get the costs out when the capacity comes out. It's a very, very important part of the plan.

Bill Greene: All right. Thanks for your time.

Ed Bastian: You're welcome.

Operator: And our next question will come from the line of Mike Linenberg with Merrill Lynch. Please proceed.

Mike Linenberg: Yes, two questions here. In your latest capacity guidance, the international is down a little bit. It looks like 200 basis points or 2 percentage points. Is that a function of the JV ramping up? And I recognize, I think Richard, you did indicate that the ATI piece really doesn't come on until '09 or later. But will we start seeing the benefits of the JV later this year? And is that what's reflected in that capacity move?

Glen Hauenstein: Mike, it's Glen. First of all, I think we are going to remove two 767-300ER's from the fleet starting this fall. So, that's really what's driving the downward pressure. As you know, we have eight 767-400's that are still in domestic that we're planning on converting for international. So we are paring back our international growth projections for the fall and winter and next spring. They -- we still will be growing internationally but slightly less than we had anticipated. And I think what we're seeing in international is still very robust traffic and yields but we are being cautious, given the fuel environment and the global economic outlook.

Richard Anderson: And one point, once the final order issues at DOT, which is usually, I think it's a 60 day show cause order, once it finally issues, we will have the right then, among the four airlines, to begin in later this year to begin jointly planning pricing and scheduling before we even complete the final joint venture agreement. So there is real -- there's going to be real value in that going forward this year, even before we consummate the joint venture agreement.

Mike Linenberg: Okay. That's helpful. And then my second question, when I look at your CASM guidance for the year, I believe, Ed, I think you said flat ex-fuel profit sharing. How much of that includes -- I don't know if it's kind of a one-time -- call it the costs that are -- that one would see or incur as you start potentially ramping up an integration of two carriers. I realize, I know I'm sort of putting the cart before the horse here. But as I recall, I know United, U.S. Airways, call it a year or so before they even got ultimately got the rejection by the DoJ, they had apparently spent over $100 million and there were about 1,500 people on the payroll. And so I'm curious, just kind of your thoughts on that. And I realize that that wasn't an era when oil was $20 a barrel. So, whatever.

Ed Bastian: Mike, first of all, we're going to do the integration and the transition planning to the extent we can during this regulatory review people with our existing folks. We're not going to be out bringing 1,000 people in to try to figure out what to do or spend $100 million on it. No, we're not anticipating there to be any significant costs during this regulatory -- incremental costs -- during this regulatory review period to plan for the merger.

Richard Anderson: I would just add to that, sort of the philosophies of the two airlines on costs. The philosophy of the two airlines on costs, if you look at what both airlines have done on the cost side, there's a real sort of disciplined philosophy on both sides about making certain that we beat any projections that we give in that regard with respect to one-time costs. And that we don't let costs creep away from us because that's where a lot of the value comes from. So we're going to -- we will have that discipline.

Mike Linenberg: Great. Thank you very much.

Richard Anderson: Thank you, Mike.

Operator: And our next question comes from the line of Jamie Baker with JPMorgan. Please proceed.

Jamie Baker: Quick question presumably for Glen and good morning everybody. The 60 to 70 regional aircraft that come out, is that incremental to the 36 that you recently rejected from Mesa and have you identified the source of the withdrawals?

Glen Hauenstein: That includes the 34 or 35.

Jamie Baker: Okay.

Glen Hauenstein: And they've all been identified and they are all -- these are planes that are off the premises, not that have been grounded and that we're still paying for.

Jamie Baker: So that implies non-Comair aircraft?

Glen Hauenstein: That implies non-Comair aircraft.

Jamie Baker: Okay. That's it.

Operator: And our next question will come from the line of Frank Boroch with Bear Stearns. Please proceed.

Frank Boroch: Good morning. I was curious if you could give us your thoughts on DOT's LaGuardia slot auction proposal and how that might impact -- either of the two scenarios might impact the size of your operation there?

Richard Anderson: This is Richard. We don't think that the DOT has the legal authority to do the slot auctions as they proposed. If you go back to the last time we had slot auctions at LaGuardia, the FAA actually filed comments in the proceeding, noting that they didn't have the authority to enter into slot auctions. So the Air Transport Association is gearing up and we'll file our comments and we'll litigate the issue. And if necessary, go to Congress for relief. So we're not -- at this point in time, we think that we have a good strategy and that we'll be able to prevail in their efforts. They undertook this same sort of effort with respect to JFK late last year and we were able to prevail both on congestion pricing and slot auctions. So we're confident that we're going to be able to hold our position in LaGuardia.

Frank Boroch: Okay. Great. And maybe this is for Glen. Are there any regions across the globe that you're watching more carefully, where some of the capacity in the back half of the year is coming out, more pronounced, or any areas that are lagging the rest of the system from a demand perspective?

Glen Hauenstein: Well, certainly domestic is the weak spot right now and international remains strong. Certainly, the Middle East and Africa remaining incredibly strong, India and South America is quite robust. And so really, on the international spectrum, we're seeing very strong demand. We have an incredible amount of new capacity in Asia, which is being absorbed quite nicely. Of course, last month we just started Shanghai and it's off to a very good start. So, being the only truly global airline, we are able to really balance our demand across the whole network.

Frank Boroch :Okay. Great. Thanks.

Operator: And our next question will come from the line of Gary Chase with Lehman Brothers. Please proceed.

Gary Chase: Good morning everybody. I wanted to see if could ask a quick one of Glen and then maybe a bigger picture one for Richard. First, Glen, I know you alluded to it a little bit in response to Frank's question just a second ago. But you've really kind of changed the definition of what the Atlantic is with a lot of the new flying that you're doing. As you sort of parse that out, and I know you mentioned strength, as you parse that out against core Europe, how is core Europe doing versus say, Africa, Middle East, India, relative to at least where -- I know some of that stuff is spooling up, but is there any way to give some color around what's performing well and what isn't?

Glen Hauenstein: I think we were really surprised when we saw American's trans-Atlantic numbers because they really are very different than what we're experiencing in western Europe. Western Europe continues to be quite strong for us. And I think what you have going on is you have carriers that are centered in Heathrow with the downturn in the financial sector, as well as the increased competition, probably coming under a lot more pressure. And the rest of Europe remaining relatively strong. Africa, of course, as we go into the second year of Africa and the second year of our Middle East expansion and Asian expansion, we should be seeing very robust, and we are seeing very robust, year over year double-digit numbers. So we're quite pleased with all the sectors. Western Europe included.

Gary Chase: Okay. And then, Richard, if I could ask you to comment, if I look at sort of the projections that were in the stand-alone plan upon emergence and I'm obviously cognizant of the massive impact that fuel has had since then, I know those are the kinds of numbers that you'd like to be generating versus what you're now planning on. When you think about the different things that you can do, there's a stand-alone case for Delta, there's a stand-alone case for Northwest, which I know you're keenly familiar with at this stage. There's also the incremental value that you can tap in the actual combination of the two carriers. How far along the way -- in other words, how much are you in control of your own destiny in getting to those return levels? And how much are we going to be dependent on the other 70% of the industry kind of doing things that are favorable to get you across the finish line?

Richard Anderson: Let me just add one comment to Glen's note about our trans-Atlantic. Remember, we went full code -- We've gone full codeshare here this summer with Air France and we start -- we're at the beginning stages of the JV and some city pairs, so we're pretty confident about where we're headed in the trans-Atlantic. And that's a distinguishing factor when you compare it to OA.

Let me go to the broader question about the macro goals and the need to get this business to have a return for our shareholders that justifies the continued investment in capital. The Northwest transaction is a pretty important part of our getting to our macro strategy goals of somewhere between a 7% to 9% pretax margin, which is a good proxy for return on capital. And that ends up being a pretty important part of the equation. On a stand-alone basis, given our position, I think we could have continued down that path. But in terms of long-term returns for shareholders, they were not as robust as the original plan, obviously.

So, we can leverage our stand-alone plan pretty hard. As Ed said, even in this fuel environment we generated some cash in this quarter and are projecting modest profitability in the next quarter. But long term, in answer to your question, this transaction proposed with Northwest really gives us the opportunity to do that. I don't think that -- I think we can get that regardless of what happens in the external environment. Obviously, domestic capacity is pretty important. But what we've tried to do in the modeling of the merged entity is really take a very conservative case and we haven't really plumbed the depths of the cost synergies that we can wring out of the comp, combined airline. We haven't really wrenched down as hard as we should on one-time costs.

And the revenue benefits that we projected there are based upon really solid industry algorithms,right? S-curve benefits, codeshare benefits, frequent flier program, all of those benefits are pretty tangible and -- but we think we can get at those and make a real advancement in sort of pretax earnings. Obviously, domestically, the industry has got to maintain discipline with respect to capacity in this fuel environment and that of course always has an effect. But we do think that the synergies long-term with the Northwest combination will create a lot of real value that will distinguish Delta.

Gary Chase: Richard, can I just ask a follow-up to that? Is there anything about the combination that you think enhances the flexibility? There's sort of the -- there's the price of oil, which is the big issue now. But there's also the volatility of oil. What looked like a pretty good stand-alone plan a year ago is suddenly looking a heck of a lot different given the change in energy. Is there -- does the combination give you additional flexibility to address changes in the industry landscape as they arise?

Richard Anderson: It absolutely does because it gives you financial stability. The combination has over $7 billion in liquidity and a pretty strong balance sheet and a whole lot of cost and revenue opportunities. And look, bottom line, in managing capacity properly, it's a lot easier to have an impact if you're managing that much capacity.

When you're managing 18% to 20% of domestic capacity in the combination you can be a lot more effective at affecting your long-term profitability, number one. Number two, the great thing about the combined fleets of the two airlines is those fleets give you an enormous amount of flexibility. There are a lot of paid-for nearly fully depreciated airplanes at the bottom of the fleets at both airlines. And so, you basically get to vary your capacity without a capital charge. So when you look at that and you combine it with the unique long-term strategic advantages that we've pointed out, we think it is absolutely the best course in terms of getting to a return for shareholders that justifies the investment of capital in the enterprise.

Gary Chase: Appreciate it, guys.

Operator: And our next question will come from the line of James Higgins with Soleil Securities. Please proceed.

Jim Higgins: A couple of questions. I'm really trying to get at what I think some of the key issues --.

Richard Anderson: Could you speak up? We can't hear you.

Jim Higgins: A couple of questions. Really trying to get at a couple of key issues that I think have really been hitting the stocks lately. Your fuel price guidance is as of when? Obviously, that's been a real moving target, so it's important to understand when you took that guidance.

Ed Bastian: The guidance -- this is Ed, Jim. The guidance we just offered was fuel prices basically as of 1.5 week ago when we ran our forecast.

Jim Higgins: Okay. And secondly, how much do you have in debt principle repayments remaining for 2008?

Ed Bastian: I'm sorry, debt maturities?

Jim Higgins: Yes, debt maturities.

Ed Bastian: It's a little over $300 million for the balance of the year.

Jim Higgins: Okay. Great. That's it. Thank you.

Ed Bastian: You're welcome.

Operator: Our next question will come from the line of Chris Cuomo with Goldman Sachs. Please proceed.

Chris Cuomo: Hi. Just a question for Richard. On your comments with respect to synergies, you noted how perhaps you were a little bit conservative there. I was just wondering if you could provide a little bit more color on; were you getting at both magnitude and timing? So could we see that estimate go up in absolute terms? And also could we see perhaps realization of those synergies, maybe not fully in '12, could it be '11, any sort of color you could give on timing and magnitude?

Richard Anderson: Maybe this color will help. When we first did the synergy analysis, first it was a top down synergy analysis, more of a macro synergy analysis. And that work was really done in the February time frame when fuel was $100 a barrel. And your pencil gets a lot sharper when fuel is at these prices. And so the analysis that we did and that we used was an analysis that the teams did in the diligence process from a macro perspective. Back in sort of late February, it got finalized. And we essentially carried that forward when we did the analysis to do the transaction. And so, what we're going to do now is do a bottoms up on synergies, both on the cost revenue and one-time cost side of the business. And our expectation is that we'll be a lot more aggressive in terms of ferreting out every single cost savings and every single revenue opportunity, while minimizing one-time costs. And I would expect that as we -- I don't -- I can't give you a specific time frame because we've been so busy in the last week, and the rest of this week. But we'll begin the transition planning process with our counterparts at Northwest. And I think over the course of the summer we'll be putting together the transition plan. And in that process we will refine all of these estimates and be back to you about what we think the revisions look like.

Chris Cuomo: Okay. That's very helpful. And then just a question about the ancillaries. Ed, you gave some color on it. I was just -- I should say the ancillary businesses. Could you just sort of provide how we could think about that business or how you think about that business, looking, let's say three years out, what's the revenue opportunity? What are your margin goals? What are the three year sort of business plan, if you will, the business targets for those businesses?

Richard Anderson: This is a pretty neat thing about Delta, actually, because the industry has volatility as you all know and one of the neat things about these businesses, and there's really three core businesses. And the three core businesses are the MRO business, the Delta Global Services business and the Delta AirElite businesses. They are related businesses to our core business, so you get some economies of scale and some, if you will, sort of free overhead and infrastructure but we do charge those businesses with those costs. But there is an economy of scale that they get. So part of our strategy is to be able to develop these three businesses into nice cash flow businesses that help smooth out the volatility of the underlying core business.

Our operating margin in the tech ops business and all of these business we're shooting for a double-digit operating margin in all three of those businesses. The MRO business can grow its top line, I think over the long run, given the number of engine overhauls from deliveries, if you just look at the bow-wave ahead of the industry around the world, that bow-wave is pretty significant. And we think that business can grow in the 15% to 20% range. And we think each of these businesses can grow in the double-digit range, with operating margins around 10% on average.

So, that's our goal. Our goal is to develop these three businesses as a moderating force to the volatility of the business. All three are nice growth businesses. They're ancillary to what we have in terms of running the core airline and they provide a unique value creation opportunity for our stakeholders.

Ed Bastian: And Chris, this is Ed. The only other thing I would add to Richard's response there is that obviously the Northwest transaction gives us even greater scale in each of those business units. So the 15% to 20% per year growth rates that Richard was referring to, I think, could easily grow much higher when you add the scale of the Northwest into those operations as well.

Richard Anderson: And I forget who asked the question earlier about the other revenue line. The other revenue line at Delta is going to be a robust growth line. Because of these businesses, which all this year have significant double-digit growth and we can run these businesses profitably for the long term with nice growth. In addition, the other revenue category, we led the industry in a bunch -- in a lot of fee increases earlier this year. And we're very watchful of all the ancillary fees and the revenue opportunities that provides to the Company. And in addition, our Affinity Card is going gangbusters right now with American Express. So, I think it is reasonable over the long-term to see very robust growth in our other revenue line.

Chris Cuomo: Great. Thank you very much for the detailed answer.

Operator: Our next question will come from the line of Ray Neidl with Calyon Securities. Please proceed.

Ray Neidl: I was wondering, with the recent plunge in the stock price of both Northwest and Delta, since the merger announcement, if that would have any effect on the structure of the deal? If you were going to have to go back and maybe modify some of those items.

Richard Anderson: No.

Ed Bastian: There's no effect, Ray, on the structure of the deal.

Ray Neidl: Okay. Great. And you talked a little bit about this before, the post merger goal of CASM, both the Northwest and Delta do have very low CASM's ex-fuel compared to other airlines. Do have you a goal set going forward, especially with fuel prices up around $120 a barrel? In other words, are there going to be any major changes to your plan that you have to look at, such as a possible closure of a small hub or a bigger cutback in operations afterwards?

Ed Bastian: Ray, we were very clear. We're not closing any hubs as part of this transaction. We need the assets that we have now to be able to actually grow the business profitably in the future. The cost synergy analysis between the two companies, I think we're looking at somewhere between $600 to $800 million of gross cost efficiencies, that we believe the combined airlines can -- and that would all come out of the non-fuel line. Which not only will allow us to keep our non-fuel costs at the lowest in the industry but actually bring them that much lower on a combined basis.

Ray Neidl: Okay. And any planned asset sales of peripheral type of businesses at the time of the merger?

Ed Bastian: No. No planned asset sales, Ray.

Ray Neidl: Okay. Good, thank you.

Operator: And our next question will come from the line of Daniel McKenzie with Credit Suisse. Please proceed.

Dan McKenzie: Hi, thanks. Good morning. I appreciate the commentary on the other revenue line item. My first question really relates to passenger revenues. Again, with respect to the full year forecast of operating margins of 2% to 4%, and with so much of the profitability tied to last minute travel, I'm wondering where the confidence comes from that the revenue environment will remain pretty decent, given all the macro worries about a recession here? Of course that's forgetting about fuel costs for now.

Glen Hauenstein: Hi, Dan, it's Glen, how are you today?

Dan McKenzie: Yes, thanks.

Glen Hauenstein: Just a comment on that. I think with our capacity reductions, we're trying to stay ahead of the curve and anticipating a significant decline in business travel towards the back half of the year and getting ahead of that. And so, hopefully we'll be pleasantly surprised and the economy will start to rebound. But I think we are really well-positioned with a 10% year-over-year domestic capacity reduction to produce very nice unit revenue growth through the fourth quarter.

Ed Bastian: The other -- this is Ed, Dan. The other thing, domestic today is down to 60% of our business mix. So while Delta in the past was largely beholden to the health of the U.S. economy, we're a much more diversified carrier today than we've ever been. And you also recall in our performance, which I think is the most impressive part of performance, we had double-digit international RASM growth on double-digit capacity growth. And while we are not -- we're sensitive to the economic environment internationally long-term, I think that the health of the international economies, particularly where we're going, which are to a number of unique destinations in Africa, the Middle East, eastern Europe and Asia are going to provide us a pretty solid base off of which to gauge the profits for the balance of the year.

Dan McKenzie: Okay, good. Thank you. And my second question is the Senate Aviation Subcommittee right now is working on the FAA reauthorization bill, which could come out sometime soon here. And there's some talk that it could become a vehicle for legislative language to slow down the merger and is your sense that there could be some Congressional risk here?

Richard Anderson: No. Our sense is that while the authorization may or may not move, this is essentially a regulatory process through the Department of Justice. And while we're cooperating fully and will cooperate fully with Congress, the responsibility for the decision making lies with the DOT and the DOJ.

Dan McKenzie: Okay. Good. Thanks a lot. I appreciate that.

Operator: Our last question will come from the line of Bill Mastoris with Broadpoint Capital. Please proceed.

Bill Mastoris: Thank you for getting me in under the bell. Ed, I don't recall any change of control provisions in any one of your debt instruments, public debt instruments. But maybe you could go ahead and confirm that there are no change of control provisions in not only any of your debt instruments but any of the restructured leases that you might have had through bankruptcy?

Ed Bastian: The Delta financing obligations, whether it be lease or exit facilities is not affected by this transaction.

Bill Mastoris: And then I thought I heard Glen say that all of the planes that you plan to ground are unencumbered. Do I have that correct?

Ed Bastian: No, no. We -- the majority of the planes that we're pulling down are actually coming out of contract arrangements with contract carriers, the biggest one of which is Mesa.

Bill Mastoris: Okay. Are there any planes that are actually being grounded that would have any one of the public ETC's or EETC's actually attached to it?

Ed Bastian: We're -- no, the answer is no. We're not -- first of all, we're sensitive to the EETC marketplace and two, we're not down to that level of detail in terms of public guidance.

Bill Mastoris: So, in other words, there is or is not on the ETC's?

Ed Bastian: Well, on the ETC's, no, we're not planning to reduce any aircraft that are within the EETC structure. That said, we're also not giving public guidance on our future plans.

Bill Mastoris: Thanks.

Richard Anderson: Other than the total number of airplanes we're disposing of.

Ed Bastian: The wholly owned carriers -- to say it differently, the wholly owned carriers, where obviously the aircraft that we own, largely are currently operating, are not affected by the pulldown.

Bill Mastoris: Okay. Thank you.

Richard Anderson: Thank you.

Operator: This concludes our question-and-answer session. And thank you for your participation in today's conference. This concludes your presentation. You may now disconnect. Good day.